CSK

E
English Version

2004

Semiannual Report 2004

For the six months ended 30 September, 2004 (Unaudited)

CSK CORPORATION

Consolidated Financial Highlights (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries

For the six months ended 30th September, 2003 and 2004

	millions of yen		thousands of U.S. dollars (Note 1 (1))
	2003	2004	2004
Sales and operating revenue	¥170,410	**¥175,765**	**$1,582,758**
Operating income	10,709	**11,805**	**106,304**
Income before income taxes and minority interests	9,240	**55,872**	**503,127**
Net income	3,073	**30,160**	**271,591**
Total assets	344,893	**461,596**	**4,156,647**
Total shareholders' equity	102,105	**158,723**	**1,429,290**
Interest-bearing debt	115,483	**90,835**	**817,966**
	yen		U.S. dollars
Per share information:			
Net income per share	¥41.02	**¥397.50**	**$3.58**
Cash dividends	6.00	**—**	**—**

Note: U.S.dollar amounts are translated from yen, for convenience only, at the rate of ¥111.05=U.S.$1.

CONTENTS

To Our Shareholders 1

Consolidated Balance Sheets 14

Consolidated Statements of Income 16

Consolidated Statements of Shareholders' Equity 17

Consolidated Statements of Cash Flows 18

Notes to Consolidated Financial Statements 20

Non-Consolidated Balance Sheets 25

Non-Consolidated Statements of Income 27

Directors, Auditors and Executive Officers 28

Corporate Information 29

To Our Shareholders

Operating Results

1. Overview of operations

The Japanese economy continued a steady recovery in the interim period under review, driven by positive factors including increasing capital expenditure in both the manufacturing and non-manufacturing sectors, improvement in corporate profits and outlooks, a substantial upturn in stock markets compared to the previous comparable interim period, and a stronger labor market. A number of potential causes for concern have emerged, however, including a slowdown in personal consumption and ongoing interest rate increases in the United States, and the possibility of historically high oil prices continuing for the long term.

In the Information Technology (IT) services industry, corporate investment in information technology is continuing to expand, although at the same time customers are becoming more sophisticated in their demands for quality, cost effectiveness, reliability, and intensive systems management. Moreover, as new entrants from outside the industry—such as from the telecommunications sector—continue to join the IT services market competition is increasing, and in combination with intensifying price competition in the market, it remains a challenging market in which to earn profits.

2. Overview of consolidated results

Given the afore-mentioned business environment, during the interim period under review we have been implementing measures relating to developing our financial services businesses, strengthening our core Business Process Outsourcing (BPO) and Information Technology Outsourcing (ITO) businesses, and reforming our management structure.

(1) Acquisition of Cosmo Securities Co., Ltd. ("Cosmo Securities")

In April 2004 we acquired Cosmo Securities. We believe that the securities industry offers significant opportunities for us to leverage Group experience and IT expertise developed through the our BPO and ITO operations, as well as the opportunity to jointly create new BPO and ITO service models applicable to other business sectors. In this way we intend to actively develop and expand CSK Group's financial services business sector.

(2) Wholly-owned subsidiaries

1. *Japan Future Information Technology & Systems Co., Ltd. ("JFITS"): 1st August, 2004*
   We secured 100% ownership of JFITS as one part of the measures to strengthen our financial services business, a key strategic area for CSK Group. Through this initiative we intend to maximize the latent value in JFITS, and create a business structure that allows us to deliver a higher level of services to customers.
2. *QUO CARD CO., LTD ("QUO"): 1st October, 2004*
   QUO provides prepaid card settlement services known as QUO card to convenience stores, family restaurants and other businesses. These cards can be used at approximately 30,000 locations throughout Japan. The operating environment is changing with the emergence of electronic money, IC cards and other new technologies, and by making QUO card a wholly owned subsidiary we will be able to respond more rapidly to these changes in a structure that allows rapid decision making.

(3) Establishment of specialist subsidiaries and adoption of new retirement benefit system

From 1st April, 2004 CSK Group began operating the following new businesses as separate subsidiaries and adopted a new retirement benefit and pension system, with the aim of strengthening core business operations and increasing management efficiency.

1. *CSK Network Systems Corporation ("CSK-NET")*
   This business supplies high-value Application Service Provider (ASP) network and resale services to mid-sized companies in the distribution, drug store and prescription service industries. The ASP operations of this business were spun-off into a separate specialist subsidiary with the aim of delivering high added-value services and

developing the business while maintaining a relationship with the Group's BPO and ITO businesses. The remaining ITO operations of CSK-NET were absorbed into CSK.

2. *CSK SYSTEM MANAGEMENT CORPORATION*

   This specialist subsidiary was established to bring together our systems management experts, improve internal group efficiencies and to provide high quality and optimally priced services to the market.

3. *CSK BUSINESS SERVICE CORPORATION*

   This specialist subsidiary was established to pursue the most appropriate operations support for the CSK Group, to reduce consolidated selling, general, and administrative costs, to improve management efficiencies, and to provide shared services for back office operations of CSK and Group companies.

4. *New retirement benefit and pension system*

   A new employee retirement benefit and corporate pension scheme was adopted with the aim of stabilizing pension fiscal management, reducing accrued retirement benefit liabilities, and lowering costs associated with administering the system.

(4) The BPO business segment

In August 2004 CSK Group sold its shares in BELLSYSTEM24, INC. ("BELLSYSTEM24") to NPI Holdings. BELLSYSTEM24 was therefore removed from the scope of consolidation*. To compensate for the impact of this, in September 2004 a new company, CSK Marketing Corporation, was established with the aim of expanding services in the area of BPO.

Purpose of establishing CSK Marketing Corporation

1. This company aims to contribute to the creation of continuous transactions between CSK Group's customers and end consumers, by providing feedback to our customers based on understanding, managing and processing the latest customer trends and needs obtained from call center operations.
2. By providing integrated data entry, order processing, distribution, settlement and other business process services, the company will provide high quality, sophisticated services.
3. Through carrying out the previous two points, the scope of BPO services will be expanded through support for customer-oriented marketing, allowing further development of the BPO business segment.

* BELLSYSTEM24 was a consolidated subsidiary for the first quarter of the current fiscal year, and was removed from the scope of consolidation after the sale of shares in August 2004.

(5) Management appointments (1st October, 2004)

The following changes to management appointments were made as part of the measures to strengthen the Group's organizational management and shift from the strategic policy setting phase to the implementation phase.

	Current position	New position
Masahiro Aozono	Chairman & Chief Executive Officer	Director & Chairman of Group Management Committee
Yoshito Fukuyama	Representative Director	Chairman & Chief Executive Officer
Takahiro Suzuki	Director & Chief Financial Officer	Representative Director & Chief Financial Officer

In addition, four executive officers were appointed or transferred with the aim of strengthening Group activities in the financial services and BPO sectors.

(6) Structural reforms (1st October, 2004)

1. *Established of Group Management Committee*

   CSK established a Group Management Committee, comprised of CSK directors and chief executives (presidents in principle) of major Group companies, to strengthen management operations. The committee acts as a discussion forum for:

   1) Group management policy and business strategy,

   2) important items of business associated with Group management, and

   3) opinion exchange and information sharing between Group companies.

2. *Establishment of a Financial Business Development Division*

   A Financial Business Development Division will be established for the development of services and business planning for the financial services sector, a strategic business area.

(7) Strategic tie-up with Mitsui & Co., Ltd.,("Mitsui") and merger of NextCom K.K. ("NextCom")

CSK and Mitsui had been investigating ways of cooperating in the IT services sector since April 2002. As a result of these discussions, CSK and Mitsui formed a basic agreement to hold strategic meetings in pursuit of alliances and cooperation in the following four fields:

1. Network integration
2. BPO
3. ITO
4. Systems integration

An agreement was also reached to merge CSK Group subsidiary NextCom with Mitsui's consolidated subsidiaries ADAM NET LTD. and BSI Co., Ltd., with the aim of entering promising new growth areas. The merger date is 11th December, 2004. In accordance with this agreement, the continuing entity after the merger, NextCom, will become an equity method affiliate from the second half of the current fiscal year.

Our consolidated financial results for the six months period ended 30th September, 2004, which reflect the management activities outlined above, are as follows.

Three-year trends in consolidated interim results (billions of yen)



Sales and operationg revenue
165.71
170.41
175.77
Sep. 2002
Sep. 2003
Sep. 2004
Operating income
9.69
10.71
11.81
Sep. 2002
Sep. 2003
Sep. 2004
Net income
1.01
3.07
30.16
Sep. 2002
Sep. 2003
Sep. 2004

A. Overview of business result

Sales and operating revenue increased ¥5.36 billion (3.1%) to ¥175.77 billion

Operating income increased ¥1.10 billion (10.2%) to ¥11.81 billion

Sales and operating revenue and operating income both increased on the back of a recovery in investment in information technology that led to higher demand in the ITO field for systems integration, systems management, and IT platform-related equipment. In the BPO field, meanwhile, performance was strong in core call center operations, but the impact of removing BELLSYSTEM24 from the scope of consolidation was considerable, and overall BPO revenue and income decreased. This decrease in the BPO field was offset by stronger performance in the ITO and financial services sectors and the addition of the securities business to the scope of consolidation, with the result that consolidated interim operating income for the period exceeded the record level of the previous interim period and reached a new record level.

Results by business segment are as follows. It should be noted that business segment categories have been revised from the interim period under review, details of which can be found in Note 5.

i) Computer services

- Sales and operating revenue of ¥137.20 billion, a decrease of ¥5.24 billion (3.7%) compared to the previous interim period
- Operating income of ¥9.37 billion, a decrease of ¥0.21 billion (2.2%) compared to the previous interim period

In the ITO field a recovery in IT investment saw positive demand for systems integration from clients in the service, telecommunication and commercial sectors, while in systems management there was good demand from telecommunications-related industries.

Moreover, IT platform-related equipment sales were strong, with a continuation of the demand seen in the previous period for replacement hardware and software, network equipment for the telecommunications industry, and security products, servers, and other items.

In the BPO field, demand for call center and help desk-related services from the computer, hardware manufacturing, insurance, and financial sectors increased, and product quality analysis and other services relating to items such as digital audio visual equipment and car navigation systems expanded steadily.

Overall results in the BPO field declined, however, due to the sale of shares and removal from consolidation in August 2004 of BELLSYSTEM24 (with an impact on Sales and operating revenue of approximately ¥14.0 billion and on operating income of approximately ¥2.0 billion). In response to this a new company has been established with the aim of offering expanded new services in the area of BPO that will contribute to revenues. Operations at this company will commence in the second half of this year. Further details can be found in the document, "(4) The BPO business segment".

The combination, as outlined above, of a positive trend in the ITO field but a decrease in revenue and income in the BPO field resulted in an overall decline in net sales and operating income in the information services sector of 3.7% and 2.2% respectively.

ii) Financial services

- Sales and operating revenue of ¥3.32 billion, an increase of ¥1.67 billion (101.5%) compared to the previous interim period
- Operating income of ¥1.29 billion, an increase of ¥0.61 billion (88.2%) compared to the previous interim period

Full-scale operations in the financial services sector began in the second half of the previous fiscal year, and in the interim period under review the results of strategic investments produced a substantial increase in revenue and earnings.

iii) Securities services

- Sales and operating revenue of ¥10.10 billion (no comparison available)
- Operating income of ¥0.87 billion (no comparison available)

Sales and operating revenue in this sector are recorded for the results of consolidated subsidiary Cosmo Securities. Because Cosmo Securities became a consolidated subsidiary in the interim period under review, no consolidated CSK Group comparisons are available with the previous interim period.

A comparison of Cosmo Securities' results for this interim period with the previous interim period shows a ¥1.29 billion (14.6%) increase in sales and operating revenue, reflecting higher commission fees and credit transactions resulting from the upswing in the stock market in April and May of this year. However, operating income decreased ¥0.73 billion (45.6%), reflecting lower trading volumes with the weakening in stock markets since mid-May, and higher personnel expenses due to active measures to recruit staff and expand the business. Measures aimed at enhancing workforce capabilities so as to create a stable earnings base resistant to stock market fluctuations are continuing, with the aim of contributing to earnings from the second half of the current fiscal year.

iv) Prepaid card sales

- Sales and operating revenue of ¥25.36 billion, a decrease of ¥1.14 billion (4.3%) compared to the previous interim period
- Operating income of ¥0.34 billion, a decrease of ¥0.12 billion (25.6%) compared to the previous interim period

Although equipment sales were supported by demand from family restaurants and other businesses entering prepaid card programs, sales declined overall due to the termination of high-value card issuance in August 2003.

Operating income declined, primarily due to higher sales, general and administrative expenses arising from expenses related to the adoption of security measures against counterfeiting and other fraudulent usage, and the employment of additional technical staff.

A range of active measures are currently being implemented to develop this business and expand earnings, including the creation of a next-generation card, the adoption of additional security features, and other measures aimed at building on the convenience and widespread acceptance of the prepaid card service.

Note: The afore-mentioned segment based sales also include inter-segment sales.

<u>Net income increased ¥27.09 billion (881.3%) to a record ¥30.16 billion</u>

Although other expenses increased due to factors such as a one-time depreciation charge of ¥11.69 billion recorded for consolidated adjustments relating to Cosmo Securities, other income further increased due to a gain of ¥57.41 billion on sales of investment securities for the sale of shares in BELLSYSTEM24 and Vodafone K.K. Moreover, although income taxes increased due to the increase in Income before taxes and minority interests, with the result that net income for the interim period increased by a factor of 9.8 to a record level.

B. Financial position

<u>Assets</u>

Total assets increased ¥85.60 billion (22.8%) to ¥461.60 billion as of 30th September, 2004, compared to 31st March, 2004.

Assets recorded under Other assets decreased by ¥32.18 billion, due the removal of BELLSYSTEM24 from the scope of consolidation and a reduction in deferred tax assets. Current assets increased ¥119.35 billion due to the inclusion of Cosmo Securities in the scope of consolidation and an increase in new investment in financial services management assets. The net impact of these factors was to increase total assets by ¥85.60 billion.

Liabilities

Total liabilities increased ¥60.30 billion (28.4%) to ¥272.97 billion as of 30th September, 2004.

Net interest-bearing debt decreased due to the repayment of short-term bank loans and other factors. The addition of Cosmo Securities to the scope of consolidation, however, resulted in a net increase in liabilities of ¥60.30 billion compared to 31st March, 2004.

Shareholders' equity

Total shareholders' equity as of 30th September, 2004, had increased ¥30.04 billion (23.3%) to ¥158.72 billion from 31st March, 2004, primarily due to the increase in net income for the interim period.

Shareholders' equity ratio

The shareholders' equity ratio increased to 34.4%, compared to 34.2% at 31st March, 2004. Although total assets increased due to the inclusion of Cosmo Securities in the scope of consolidation, higher net income and other factors recorded for the interim period resulted in shareholders' equity increasing significantly.

Shareholders' equity per share

Shareholders' equity per share increased by ¥374.5 to ¥2,076.9, 22.0% higher than 31st March, 2004, due to the increase in shareholders' equity.

C. Cash flows

Cash flows from operating activities

Minus ¥19.45 billion (decrease of ¥26.74 billion): Net cash used by operating activities during the interim period under review was ¥19.45 billion, compared to net cash provided by operating activities of ¥7.29 billion in the previous comparable period. The reduction of ¥26.74 billion was primarily due to the fact that, although cash flow increased in line with increases in operating income, new investments were made—primarily in the financial services business—and margin transaction assets increased in the securities business.

Cash flows from investing activities

¥36.83 billion (increase of ¥42.30 billion): Net cash produced by investing activities was ¥36.83 billion, compared to net cash used of ¥5.47 billion in the previous interim period. The considerable increase of ¥42.30 billion was primarily because, although the acquisition of shares in Cosmo Securities increased outlay, the sale of shares in BELLSYSTEM24 and gain on sales of investments in securities produced additional income.

Cash flows from financing activities

Minus ¥16.85 billion (decrease of ¥17.80 billion): Net cash used by financing activities in the interim period under review was ¥16.85 billion, compared to net cash produced in the previous comparable interim period of ¥0.95 billion. Factors contributing to the difference of ¥17.80 billion in cash used include repayment of borrowings and matured corporate bonds as one part of our financial measures.

Cash and cash equivalents

¥71.74 billion (increase of ¥23.33 billion or 48.2%): As a result of the factors listed above, cash and cash equivalents as of 30th September, 2004, amounted to ¥71.74 billion, a rise of ¥23.33 billion compared to one year earlier.

Recent trends in cash flow-related indices are as follows:

	31st March, 2003	31st March, 2004	30th September, 2003	30th September, 2004
Equity ratio (%)	25.5	34.2	29.6	34.4
Equity ratio based on market price (%)	39.0	93.0	83.4	71.7
Debt service coverage (years)	5.7	—	—	—
Interest coverage ratio (times)	18.5	—	15.3	—

Notes:
A) Equity ratio = Total shareholders' equity/total assets
B) Equity ratio based on market price = Market capitalization/total assets
C) Debt service coverage = Interest-bearing debt/operating cash flow
D) Interest coverage ratio = Operating cash flow/interest paid

* All indices are calculated from consolidated financial results figures.
* Cash flow is Net cash provided by operating activities from the consolidated statements of cash flows. Interest-bearing debt is the interest-bearing portion of liabilities recorded on the consolidated balance sheet.
* Market capitalization = Market price on last trading day of specified period X total shares outstanding at end of period (excluding treasury stock).
* Debt service coverage and the interest coverage ratio are not recorded for the fiscal year ended March 2004, as operating cash flow was negative.
* Debt service coverage is not recorded for the interim periods ending September 2003 and 2004, as operating cash flow is only for a six-month period.
* Interest coverage ratio is not recorded for the interim period ending September 2004, as operating cash flow was negative.

D. Consolidated forecasts for year ending 31st March, 2005

In the period to 31st March, 2005, CSK Group intends to push ahead with measures to unify IT services with the new business areas of financial services that it has carefully nurtured so far, and establish a BPO service model through securities operations and an ITO service model through systems integration and management for securities business. We believe the operational know-how acquired in this process will make a major contribution to the basic CSK business strategy of *continuously contributing to the productivity of customers with unparalleled IT expertise*.

Full-year forecasts for the fiscal year ending 31st March, 2005, have been revised as follows from the forecasts issued on 10th August, 2004. The reasons for these revisions include 1) inclusion of the impact of subsidiary NextCom changing to an equity method affiliate following its merger, 2) a review covering the sale of real estate held by the Company, 3) updated forecasts for performance at each Group company based on the operating environment envisaged for the second half of the year, 4) a review, completed during the interim period ended 30th September, 2004, of deferred tax assets based on currently projected business performance, and 5) the impact of other management initiatives.

Consolidated forecasts for the fiscal year ending 31st March, 2005, issued 11th November, 2004

(billions of yen)

	Sales and operating revenue	Net income
Previous (A)	365.0	36.0
Revised (B)	**335.0**	**35.0**
Change (B) - (A)	(30.0)	(1.0)
Change in percent	(8.2%)	(2.8%)
Reference: Actual results for fiscal year ended 31st March, 2004	378.5	21.4

Note: The above forecasts are forward-looking statements based on management assumptions, estimates and plans current as of the publication date of this material. As these assumptions, estimates and plans are subject to a number of risks relating to the economy, the operating environment and other factors, actual results may be materially different.

3. Non-consolidated performance

<u>Three-year trends in non-consolidated interim results (billions of yen)</u>



Sales and operationg revenue
58.38
62.85
74.06
Operating income
4.42
3.72
4.61
Net income
2.61
2.49
34.47
Sep. 2002
Sep. 2003
Sep. 2004

Non-consolidated sales and operating revenue at CSK increased 17.8% compared to the previous interim period, reaching ¥74.06 billion. Operating income increased 23.7% to ¥4.61 billion, and net income for the interim period increased 1,284.8% to ¥34.47 billion.

The increase in sales and operating revenue resulted from stronger demand for systems integration and systems management on the back of a recovery in IT investment, along with higher sales of IT platform technology due to higher replacement demand from clients for IT-related equipment and software.

The increase in operating income reflected the increase in sales revenues, along with a relative improvement in the SG&A-to-sales ratio because against the higher sales SG&A expenses increased by only ¥0.30 billion.

The substantial increase in non-consolidated net income for the interim period was primarily due to a ¥35.48 billion gain recorded on the sale of shares in BELLSYSTEM24.

Full-year non-consolidated forecasts for the fiscal year ending 31st March, 2005, have been revised as follows from the forecasts issued on 10th August, 2004. The reasons for these revisions include 1) increased operating income reflecting operating performance as of the end of the interim period under review, 2) a review covering the sale of real estate held by the Company, and 3) a review, completed during the interim period ended 30th September, 2004, of deferred tax assets based on currently projected business performance.

Non-consolidated forecasts for the fiscal year ending 31st March, 2005, issued 11th November, 2004

(billions of yen)

	Sales and operating revenue	Net income
Previous (A)	153.0	33.7
Revised (B)	**153.0**	**35.0**
Change (B) - (A)	—	1.3
Change in percent	—	3.9%
Reference: Actual results for fiscal year ended 31st March, 2004	146.4	18.5

Note: The above forecasts are forward-looking statements based on management assumptions, estimates and plans current as of the publication date of this material. As these assumptions, estimates and plans are subject to a number of risks relating to the economy, the operating environment and other factors, actual results may be materially different.

Management Policies

1. Fundamental management policy

Since CSK's inception, operations have been guided by the founding spirit that *provision of service is our ultimate corporate mission*. CSK has consistently focused on offering services that maximize benefits for customers. This entails drawing on sophisticated technologies to supply timely services that meet customers' needs.

CSK's management philosophy places priority on three precepts: *to be sensitive to changes and respond flexibly to them; to fulfill our social mission; and to connect our corporate objectives with those of individual employees*.

CSK regards meeting the expectations of shareholders as one of its most important corporate responsibilities. While responding flexibly to a changing economic and social environment, we aim to contribute to the success of our customers, serve the communities in which we operate, and work together for the mutual benefit of employees and the Company.

2. Basic policy for allocation of earnings

CSK views the distribution of earnings to shareholders as an important management responsibility, and has had a long-term policy of paying stable dividends. CSK intends to continue to adhere to this policy of stable dividend payments, aiming to meet the expectations of shareholders while taking particular consideration of the Group's financial position and allocating profits at an appropriate level.

Based on this policy, for the fiscal year ended 31st March, 2004, CSK increased the full-year dividend per share by ¥3, to ¥15, comprising a final dividend per share of ¥9 and an interim dividend per share of ¥6.

For the fiscal year ended 31st March, 2005, no interim dividend will be paid but it is planned to reward the support of shareholders through the payment of a full-year dividend of ¥15 per share.

Stock option schemes implemented by CSK for directors, executive officers and employees of CSK and its subsidiaries are offered as part of management's determination to align corporate and individual goals and increase corporate value.

3. Share trading unit

CSK recognizes that lowering the minimum share trading unit can be an effective means of strengthening market performance by increasing accessibility to investors. CSK believes that the existing minimum trading unit is appropriate in the current transaction environment, but will review the situation as necessary in response to equity market trends and other changes that may occur in the distribution and liquidity of CSK shares.

4. Management targets

CSK Group aims to continuously develop its operations and increase corporate value by providing customers with full lineup of

services for Lifetime Full Support. To this end, management is working to increase operating income, operating income ratio, and operating cash flow over the medium and long term, as these indicators reflect the earning power and productivity of the Company.

5. Basic medium- and long-term strategy

With the adoption and advance of IT services, IT has developed in our social infrastructure from being utilized in specialized fields or particular users to becoming an indispensable technology for all corporations and consumers. In line with the increasing importance of IT in these areas our customers' needs have also changed, and we find that they now require:

1. Optimization of systems throughout their lifetimes
2. Seamless support for everything from systems integration through to BPO
3. Optimal Total Cost of Ownership (TCO – total costs over a system's lifetime, including maintenance and operating costs)

The conventional role of IT services has grown beyond enhancing back office efficiency and business productivity demanded by our corporate customers, and it has now become crucial to offer services that satisfy our customers' customers—the end user.

Within this market environment CSK is offering *Lifetime Full Support* by drawing on the fundamental strengths of CSK Group to *continuously contributing to the productivity of customers with unparalleled IT expertise*. As outlined in previous documents, we define the core strengths of CSK as being:

1. The ability of Group companies to provide full lineup of services
2. Our strong customer base built upon sustained service confidence
3. Outstanding project management capabilities, and superior customer service supported by the excellent technical and operational knowledge of our staff

We have almost completed construction of our strategic framework and management foundation as a result of active implementation of these three operational policies. Based on this framework, the CSK Group is constructing an independent service model that combines BPO and ITO, strengthening services to the financial sector, and creating a new stage of growth.

1. Group restructuring	Withdraw from businesses with weak synergies
	Make core businesses into wholly owned subsidiaries
	Expand services to the financial sector
2. Change profit structure	Shift from single service model to full lineup of services
	Diversify earning sources through establishment of a financial services business
3. Reform management structure	Separate business management from business execution
	Establish unified Group management

6. Our tasks ahead

The IT services industry has until now expanded almost continuously, but it is now entering a period of adjustment. The operating environment is likely to remain severe, as customer requirements and demands for TCO become more sophisticated, and competition between service providers intensifies.

CSK Group is reorganizing its management resources and has been strengthening operations in the strategic areas of BPO and ITO while establishing a sound management foundation through reforming its management structure. Moreover, the previously peripheral business of financial services has been developed as a stable contributor of earnings, and the overall Group revenue base has improved.

Since the fiscal year ending 31st March, 2002, we have taken aggressive measures to establish a strong management and earnings foundation, and as a result the Group is now positioned for a new stage of growth. Specific measures being taken to further improve corporate value are outlined below.

(1) Further organizational and training initiatives

Since the fiscal year ending 31st March, 2002, CSK has pursued management reform to promote rapid decision making at the top level, with the aim of creating a management foundation that can respond rapidly to changes in the operating environment.

As a result of these efforts a strong management and earnings base has been established, and business strategy is now directed at shifting from the framework creation phase to the implementation phase. In order to increase the pace of this implementation phase, unified Group management has become even more important than before.

In support of this, a Group Management committee will be established as a discussion and decision-making forum for Group management-related issues, with the aim of increasing the strategic effectiveness of Group management. This forum will replace the previous periodic meetings attended by the heads of each Group business.

In addition, more effective organizational management will be promoted through measures to provide employees with training, primarily at the management level, in recognition of the fact that controlling operations from a Groupwide perspective will require a greater depth of management resources.

(2) Corporate Social Responsibility (CSR)

We intend to manage our business in a way that, through sound and efficient business activities and social contribution, ensures we meet our tangible and intangible responsibilities and obligations to society, while contributing to the development of an information-based society and operating in harmony with the wider community.

(3) Services to the financial sector, BPO and ITO business initiatives

We define services to the financial sector broadly as those services such as payments, settlements, tax, deposits, withdrawals, and transfers that are important to all businesses, and also those services that are becoming increasingly important as business models in many industries diversify, including: multiple, simultaneous transactions; multiple product, small-volume orders and supply; real-time information processing and administration; and strict confidentiality.

We believe that the market for services to the financial sector is expanding rapidly, driven by restructuring and product diversification in many industries, and our core technical capabilities and experience in BPO and ITO are essential in servicing this market. CSK Group is therefore moving rapidly to develop financial services and increase corporate value.

As one part of these efforts, in April 2004 we acquired Cosmo Securities. The securities industry requires sophisticated network systems and rapid, high-volume data handling, and we acquired Cosmo Securities because we believe there are very significant opportunities for CSK to leverage its IT solutions, BPO, and ITO experience developed in providing services to the securities and financial industry.

The securities industry uses networks to handle transactions and as a business has to match supply and demand in diverse areas, and we believe key aspects of this business can be applied to other businesses.

With the addition of Cosmo Securities to the Group we are able to establish improved operational processes in the securities industry to develop our BPO service model at the same time as establishing an applications integration and management ITO service model, and in this way we aim to provide added-value services to a wide range of other industries and business structures.

In August 2004 CSK Group sold its shares in BELLSYSTEM24, a consolidated subsidiary in the BPO field. BELLSYSTEM24 was therefore removed from the scope of consolidation. To compensate for the impact of this, in September 2004 we established a new BPO company, CSK Marketing Corporation, with the aim of expanding services in the area of BPO.

This purpose of this company is to develop and expand the services we offer in the area of BPO by providing feedback and integrated processing and services based on analysis of the latest customer trends and needs obtained from our call center operations.

7. Approach to corporate governance and related initiatives

(1) Fundamental stance on corporate governance

CSK has adopted socially-responsible management *"to fulfill our social mission"* as one of its management philosophies. We place importance on CSR both at the Group level and in individual Group companies, and seek to engage in these activities with a high sense of ethics and responsibility.

We endeavor to fulfill our tangible and intangible corporate social responsibilities and duties through sound and effective business activities and social contributions both directly and indirectly for all CSK Group stakeholders. As a Group we aim to contribute to the development of a network and information-based society at the same time as operating in harmony with the wider community.

We view corporate governance as a core component of CSR, and believe that this must be based on an effective and active system that balances business execution with rigorous oversight and auditing mechanisms.

CSK Group CSR Framework (including corporate governance)


CSR
Corporate Social Responsibility
Corporate Governance
Compliance[1]
CSK Group Business Conduct Guideline[3]
Confidential Information Protection of Personal Information[2]
Social Contributions & Cultural Activities[4]

Notes:

1. Compliance
   The Compliance Committee, Executive Officers and the Business Promotion Division were established in order to implement compliance practices. Furthermore, a helpline was also established as a source of information regarding compliance.
2. Confidential Information Protection of Personal Information
   The Information Security Policy was established with the aim of protecting the confidential information of clients and individuals. CSK established an Information Management Committee and allocated personnel to be in charge of information management, and aims for thorough implementation through training at each corporate level and through distribution of a guidebook.
3. CSK Group Business Conduct Guidelines
   The CSK Group formulated the pocket-sized card based on the CSK Group Business Conduct Guideline and the CSK Group Member and Employee Behavior Standards. The card has been distributed to all management and employees to facilitate the thorough observance of compliance practices and corporate ethics.
4. Social Contributions & Cultural Activities
   CAMP (Children's Art Museum & Park) develops and provides various creative workshops where children, the leaders of tomorrow, are encouraged to find and develop new ways to express themselves and communicate. In this regard, group companies Tokyo Green Systems Corporation, that promotes normalization, and the Okawa Foundation for Information and Telecommunications are involved in R&D support activities in the IT field.
   * For details regarding CSK Group CSR activities please refer to the website listed below.
   (http://www.csk.co.jp/corp/csr/index.html)

(2) Recent initiatives on corporate governance

CSK has separated the functions of decision making and oversight, and has clarified authorities and responsibilities by introducing an executive officer system. The number of directors has been reduced from a maximum of 30 to a maximum of 10, with the aim of streamlining and reinvigorating board activity. Other management reforms have included reducing the term of appointment of each director from two years to one year, and abolishing the director's retirement benefits system. CSK uses the corporate audit system.

Outline of Corporate Governance for CSK and the CSK Group



General Shareholders' Meeting
Appointments & Dismissals
Appointments & Dismissals
Appointments & Dismissals
CSK (Holding company function)
Board of Auditors
Audit
Executive Board
Coordination
Group Management Committee
Internal Auditors Office
Accountants
Audit
Auditing & Oversight
CSK (Operating company functions)
President
Executive Officer
Coordination
Group Companies
Implementation of Compliance
Lawyers
Compliance Committee
Directors in Charge &
Executive Office
Helpline (Internal/External)
Confidential Information
Management Committee
CSK Group Business Conduct Guideline
CSK Group Board Member and
Employee Behavior Standards

8. Business relationships with outside affiliates

CSK works to build and maintain appropriate relationships with transaction partners. These business relationships may extend to the provision of personnel, capital, and technical resources, always providing that the rights and interests of CSK's outside shareholders and creditors are protected. Moreover, while lawfully protecting the rights and interests of third parties, CSK sets appropriate transaction prices with the aim of maximizing Group corporate value.

CSK Group offers a broad range of business services covering systems integration through to BPO, and based on the establishment and maintenance of sound and economically efficient business relationships with outside affiliates is endeavoring to increase the value of the Group.

福山義人

Chairman & Chief Executive Officer (CEO)
Yoshito Fukuyama

Consolidated Balance Sheets (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
As of 30th September, 2003 and 2004

	millions of yen		thousands of U.S. dollars (Note 1(1))
ASSETS	2003	2004	2004
Current assets:			
Cash (Note 2)	¥ 43,455	¥ 72,153	$ 649,733
Notes and accounts receivable	54,871	46,067	414,829
Marketable securities (Notes 2 and 3)	15,986	8,814	79,368
Venture capital investments	4,784	9,155	82,446
Inventories	11,208	12,547	112,983
Investments related to financial services	-	40,362	363,461
Cash segregated as deposits related to securities business	-	39,006	351,247
Trading assets related to securities business (Note 3)	-	9,491	85,466
Receivables related to margin transactions	-	68,724	618,856
Other current assets	34,085	30,499	274,642
Allowance for doubtful accounts	(322)	(110)	(988)
Total current assets	164,067	336,708	3,032,043
Property and equipment, net of accumulated depreciation (Note 4)	43,306	39,009	351,273
Deferred charges and intangible assets	16,505	17,653	158,961
Investments and other assets:			
Investments in securities (Note 3)	29,610	3,008	27,087
Investments in unconsolidated subsidiaries and affiliates	35,058	28,952	260,714
Prepaid pension costs	-	4,990	44,937
Deferred income taxes	37,784	12,344	111,153
Other assets	19,792	21,924	197,422
Allowance for doubtful accounts	(1,229)	(2,992)	(26,943)
Total investments and other assets	121,015	68,226	614,370
Total assets	¥ 344,893	¥ 461,596	$ 4,156,647

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	millions of yen 2003	millions of yen 2004	thousands of U.S. dollars (Note 1(1)) 2004
Current liabilities:			
Accounts payable	¥ 24,195	¥ **22,131**	$ **199,291**
Short-term bank loans payable	32,443	**17,135**	**154,301**
Current portion of corporate bonds payable	4,810	**1,700**	**15,308**
Accrued income taxes	2,058	**3,639**	**32,768**
Unearned revenue	28,668	**31,695**	**285,411**
Accrued bonuses to employees	5,372	**6,255**	**56,321**
Allowance for relocation loss	165	**837**	**7,540**
Allowance for loss on liquidation of investments in subsidiaries	684	**-**	**-**
Trading liabilities related to securities business (Note 3)	-	**3,369**	**30,339**
Payables related to margin transactions	-	**50,002**	**450,266**
Deposits received and guarantee deposits received from customers related to securities business	-	**44,894**	**404,270**
Other current liabilities	17,818	**13,546**	**121,977**
Total current liabilities	116,213	**195,203**	**1,757,792**
Long-term liabilities:			
Corporate bonds payable	41,700	**41,500**	**373,706**
Convertible bonds payable	23,000	**23,000**	**207,114**
Long-term bank loans payable	13,530	**7,500**	**67,537**
Accrued employees' retirement benefits	8,578	**1,165**	**10,490**
Accrued directors' retirement benefits	476	**447**	**4,023**
Other long-term liabilities	5,900	**3,662**	**32,977**
Total long-term liabilities	93,184	**77,274**	**695,847**
Statutory reserve:			
Reserve for securities trading liabilities	-	**495**	**4,460**
Total statutory reserve	-	**495**	**4,460**
Minority interests	33,391	**29,901**	**269,258**
Commitments and contingencies (Note 6)			
Shareholders' equity:			
Common stock-			
Authorized: 298,000,000 shares at 30th September, 2003 and 2004, respectively			
Issued: 76,489,811 and 76,688,731 shares at 30th September, 2003 and 2004, respectively	69,051	**69,410**	**625,035**
Capital surplus	35,069	**34,417**	**309,929**
Retained earnings	3,654	**48,079**	**432,948**
Adjustment on revaluation of land	(1,582)	**-**	**-**
Unrealized gains on securities	1,179	**7,907**	**71,200**
Foreign currency translation adjustments	(2,525)	**(61)**	**(552)**
Treasury stock, at cost	(2,741)	**(1,029)**	**(9,270)**
Total shareholders' equity	102,105	**158,723**	**1,429,290**
Total liabilities and shareholders' equity	¥ 344,893	**¥ 461,596**	**$ 4,156,647**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended 30th September, 2003 and 2004

	millions of yen		thousands of U.S. dollars (Note 1(1))
	2003	**2004**	**2004**
Sales and operating revenue	¥ 170,410	**¥ 175,765**	**$ 1,582,758**
Operating costs	138,185	**134,670**	**1,212,698**
Selling, general and administrative expenses	21,516	**29,290**	**263,756**
Operating income	10,709	**11,805**	**106,304**
Other income (expenses):			
Interest and dividends income	402	**521**	**4,689**
Interest expenses	(477)	**(266)**	**(2,390)**
Gain on sales of investments in securities	930	**58,401**	**525,897**
Loss on write-down of investments in securities	(245)	**(2,635)**	**(23,723)**
Dilution gain	0	**310**	**2,788**
Amortization of goodwill (Note 1(4))	-	**(11,686)**	**(105,235)**
Equity in net gains of unconsolidated subsidiaries and affiliates	1,145	**-**	**-**
Provision for allowance for loss on liquidation of investments in subsidiaries	(684)	**-**	**-**
Loss on counterfeit of prepaid cards	(477)	**-**	**-**
Others, net	(2,063)	**(578)**	**(5,203)**
Income before income taxes and minority interests	9,240	**55,872**	**503,127**
Income taxes:			
Current	3,259	**4,073**	**36,674**
Deferred	1,237	**19,977**	**179,897**
	4,496	**24,050**	**216,571**
Income before minority interests	4,744	**31,822**	**286,556**
Minority interests in subsidiaries	(1,671)	**(1,662)**	**(14,965)**
Net income	¥ 3,073	**¥ 30,160**	**$ 271,591**

	yen		U.S. dollars (Note 1(1))
Per share information:			
Basic earnings per share	¥ 41.02	**¥ 397.50**	**$ 3.58**
Cash dividends	¥ 6.00	**¥ -**	**$ -**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the fiscal year 2004, ended 31st March and six months ended 30th September, 2004

	millions of yen							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2003	¥ 69,034	¥ 77,402	¥ (44,286)	¥ (1,582)	¥ (312)	¥ (2,521)	¥ (9,863)	¥ 87,872
Issuance of common stock for share exchange		4,491						4,491
Exercise of stock options	105	105						210
Cash dividends		(852)	(453)					(1,305)
Loss on disposition of treasury stock		(1,089)						(1,089)
Transfers to retained earnings from capital surplus		(44,900)	44,900					-
Net income			21,424					21,424
Decrease due to changes in subsidiaries and affiliates		(189)	(2,579)					(2,768)
Adjustment on revaluation of land				1,582				1,582
Foreign currency translation adjustments						2,302		2,302
Unrealized gains on securities					8,904			8,904
Directors' and corporate auditors' bonuses			(33)					(33)
Purchase of treasury stock, net							7,096	7,096
Balance as of 31st March, 2004	**69,139**	**34,968**	**18,973**	**-**	**8,592**	**(219)**	**(2,767)**	**128,686**
Exercise of stock options	271	271						542
Cash dividends			(680)					(680)
Loss on disposition of treasury stock		(822)						(822)
Net income			30,160					30,160
Decrease due to changes in subsidiaries and affiliates			(88)					(88)
Foreign currency translation adjustments						158		158
Unrealized losses on securities					(685)			(685)
Directors' and corporate auditors' bonuses			(286)					(286)
Purchase of treasury stock, net							1,738	1,738
Balance as of 30th September, 2004	**¥ 69,410**	**¥ 34,417**	**¥ 48,079**	**¥ -**	**¥ 7,907**	**¥ (61)**	**¥ (1,029)**	**¥ 158,723**

	thousands of U.S. dollars (Note 1(1))							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2004	$ 622,591	$ 314,888	$ 170,852	$ -	$ 77,369	$ (1,968)	$ (24,920)	$ 1,158,812
Exercise of stock options	2,444	2,443						4,887
Cash dividends			(6,128)					(6,128)
Loss on disposition of treasury stock		(7,402)						(7,402)
Net income			271,591					271,591
Decrease due to changes in subsidiaries and affiliates			(793)					(793)
Foreign currency translation adjustments						1,416		1,416
Unrealized losses on securities					(6,169)			(6,169)
Directors' and corporate auditors' bonuses			(2,574)					(2,574)
Purchase of treasury stock, net							15,650	15,650
Balance as of 30th September, 2004	**$ 625,035**	**$ 309,929**	**$ 432,948**	**$ -**	**$ 71,200**	**$ (552)**	**$ (9,270)**	**$ 1,429,290**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended 30th September, 2003 and 2004

	millions of yen		thousands of U.S. dollars (Note 1(1))
	2003	2004	2004
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 9,240	¥ 55,872	$ 503,127
Adjustments for -			
Depreciation	2,972	3,199	28,810
Amortization of goodwill	579	11,976	107,843
Increase (Decrease) in allowances	1,372	-	-
Increase (Decrease) in allowances and decrease (increase) in prepaid pension costs	-	1,022	9,199
Interest and dividend income	(402)	(1,289)	(11,607)
Interest expenses	477	562	5,059
Equity in net losses (gains) of unconsolidated subsidiaries and affiliates	(1,145)	-	-
Dilution gain	(0)	(310)	(2,788)
Loss (Gain) on sales of investment in securities	(929)	(58,386)	(525,759)
Loss on write-down of investments in securities	245	2,635	23,723
Decrease (Increase) in accounts receivable	11,540	17,204	154,924
Decrease (Increase) in inventories	(1,620)	(1,524)	(13,721)
Decrease (Increase) in venture capital investments	(197)	(313)	(2,821)
Decrease (Increase) in investments related to financial services	-	(18,795)	(169,252)
Increase (Decrease) in accounts payable	(7,438)	(16,322)	(146,981)
Decrease (Increase) in cash segregated as deposits related to securities business	-	(1,046)	(9,415)
Decrease (Increase) in receivables related to margin transactions	-	(14,639)	(131,828)
Increase (Decrease) in payables related to margin transactions	-	4,498	40,501
Increase (Decrease) in deposits received and guarantee deposits received from customers related to securities business	-	4,289	38,626
Others	(3,391)	(2,845)	(25,621)
Subtotal	11,303	(14,212)	(127,981)
Interest and dividends income received	250	1,169	10,522
Interest expenses paid	(669)	(583)	(5,248)
Income taxes paid	(3,591)	(5,823)	(52,434)
Net cash provided (used) by operating activities	7,293	(19,449)	(175,141)
Cash flows from investing activities:			
Increase (Decrease) in time deposit, net	(211)	(161)	(1,452)
Net proceeds from sales and purchases of marketable securities	630	4,212	37,930
Purchase of property and equipment	(8,935)	(1,994)	(17,959)
Purchase of intangible assets	(1,140)	(1,199)	(10,800)
Purchase of investments in securities	(4,642)	(5,424)	(48,840)
Proceeds from sales of investments in securities	4,447	24,306	218,873
Expenditure for acquisition of subsidiaries' stocks	-	(17,231)	(155,163)
Proceeds from sales of subsidiary's stocks	-	34,799	313,360
Increase in long-term loans receivable	(836)	(84)	(752)
Decrease in long-term loans receivable	53	13	117
Distribution from investments in anonymous associations	4,529	-	-
Others	634	(404)	(3,636)
Net cash provided (used) in investing activities	(5,471)	36,833	331,678

The accompanying notes are an integral part of these statements.

	millions of yen		thousands of U.S. dollars (Note 1(1))
	2003	2004	2004
Cash flows from financing activities:			
Increase (Decrease) in short-term bank loans, net	(35,286)	**(10,711)**	**(96,456)**
Repayment of long-term debt	(4,626)	**(3,227)**	**(29,062)**
Proceeds from issuance of corporate bonds	42,611	**-**	**-**
Redemption of corporate bonds	-	**(4,010)**	**(36,110)**
Issuance of common stock	138	**1,507**	**13,569**
Purchase of treasury stock	(588)	**(97)**	**(868)**
Cash dividends paid	(1,246)	**(739)**	**(6,652)**
Others	(51)	**428**	**3,851**
Net cash provided (used) by financing activities	952	**(16,849)**	**(151,728)**
Effect of exchange rate changes on cash and cash equivalents	14	**24**	**222**
Net increase (decrease) in cash and cash equivalents	2,788	**559**	**5,031**
Cash and cash equivalents, at beginning	45,624	**71,015**	**639,490**
Cash and cash equivalents of initially consolidated subsidiaries, at beginning	-	**429**	**3,868**
Cash and cash equivalents of subsidiaries removed from consolidation, at beginning	-	**(265)**	**(2,387)**
Cash and cash equivalents, at end (Note 2)	¥ 48,412	**¥ 71,738**	**$ 646,002**

The accompanying notes are an integral part of these statements.

1. Significant accounting policies;

(1) Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of CSK CORPORATION (the "Company") and Consolidated Subsidiaries (collectively, the "Group") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accompanying consolidated financial statements should be read in conjunction with the financial statements and related notes included in the annual report of the Company for the year ended 31st March, 2004 (2004 Annual Report), because these financial statements were prepared on the basis of the consolidated financial statements and in accordance with the significant accounting policies included in the Company's 2004 Annual Report, applied in a consistent manner.

The amounts presented in the consolidated financial statements are rounded to the nearest million yen. The rate of ¥111.05 = US$1.00, the rate of exchange on 30th September, 2004, has been used in translation. The U.S. dollar amounts in the accompanying consolidated financial statements are included solely for convenience of readers outside Japan. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S. dollars at that rate or any other rate.

Certain amounts in the accompanying consolidated financial statements from prior years have been reclassified to conform to the current year presentation.

(2) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries under its control.

JIEC Co., Ltd., VeriServe Corporation, NextCom K.K. and other 31 subsidiaries were consolidated for the six months ended 30th September, 2004. One overseas subsidiary was consolidated for the six months ended 30th June, 2004.

Cosmo Securities Co., Ltd. and, Tsuyama Securities Co., Ltd. and Cosmo Enterprise Co., Ltd., which are its subsidiaries, were newly consolidated from this fiscal year, due to acquisition of stock in April 2004.

CSK Marketing Corporation was established in September 2004 and therefore were newly consolidated from this fiscal year.

Financial System Service Provider Co., Ltd. has become a consolidated subsidiary due to acquisition of additional stock of the company by Japan Future Information Technology & Systems Co., Ltd., a subsidiary of the company, from this fiscal year.

SEIKOU CORPORATION and Plaza Asset Management Co., Ltd. were newly consolidated in this fiscal year due to having come to have materiality.

Although BELLSYSTEM 24, INC. and, One to One Direct Co, Inc., SPORTS DATA Corporation and Otenki.com, Inc., which are its subsidiaries, were consolidated subsidiaries for the first quarter of this fiscal year, and were excluded from consolidation after the sale of shares in August 2004.

Livecom Corporation was excluded from consolidation at the beginning of this fiscal year, due to undergoing liquidation proceedings.

CSK Software AG was excluded from consolidation at the beginning of this fiscal year, due to the sale of ownership.

Japan Future Information Technology & Systems Co., Ltd., CSK FINANCE CO., LTD., ServiceWare Corporation and Cosmo Securities Co. Ltd., are consolidated based on their consolidated financial statements.

(3) Accounting standard for impairment of fixed assets

On 9th August, 2002, the Business Accounting Council in Japan issued "Opinion on Establishment of Asset-Impairment Accounting Standards", which requires that certain fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the criterion for impairment recognition is met, an impairment loss as the difference between the carrying amount and the higher of net discounted future cash flows or market value of the asset shall be recognized in the consolidated statements of income. In the case of the Group, this standard shall be effective for the fiscal year beginning 1st April, 2005, and an earlier adoption for the fiscal year beginning 1st April, 2004 is permitted. The Group is currently in the process of assessing the impact on the Group's consolidated financial statements from adoption of this standard.

(4) Goodwill

The excess of cost over the underlying net equity of investments in consolidated subsidiaries is recognized as goodwill and is amortized on a straight-line basis over a period of 5 years, except for the goodwill resulting from acquisition of Cosmo Securities Co., Ltd. which was charged to income in the year of acquisition and recorded as extraordinary losses. This one-time loss recognition is due to the fact that the acquired company's future business is heavily impacted by its external environment, including the equity and securities market, and therefore, the period, in which economic benefits of such goodwill are expected to be realized, can not be reasonably estimated.

2.Consolidated statements of cash flows

For the purpose of the consolidated statements of cash flows, "Cash and cash equivalents" consists of cash on hands, demand deposits, and certain investments with original maturity of three months or less with virtually no risk of loss of value.

"Cash" as of 30th September, 2003 and 2004 on the consolidated balance sheets and "Cash and cash equivalents" at 30th September, 2003 and 2004 on the consolidated statements of cash flows are reconciled as follows:

	millions of yen		thousands of U.S. dollars (Note 1(1))
	2003	**2004**	**2004**
Cash	¥ 43,455	**¥ 72,153**	**$ 649,733**
Marketable securities	15,986	**8,814**	**79,368**
Less: Time deposits with original maturities of more than three months or those submitted as collateral for loans	(368)	**(982)**	**(8,840)**
Less: Equity securities and other marketable securities with original maturities of more than three months	(10,661)	**(8,247)**	**(74,259)**
Cash and cash equivalents	¥ 48,412	**¥ 71,738**	**$ 646,002**

3.Trading securities, Marketable securities and Investments in securities

Trading securities, that is included in Trading assets related to securities business and Trading liabilities related to securities business, is recorded at fair value. Assets, liabilities and unrealized gains in trading securities with market values that were publicly traded as of 30th September, 2004 were ¥9,445 million, ¥3,321 million and ¥28 million respectively.

The amortized cost and market value of held-to-maturity bonds that were publicly traded as of 30th September, 2004 were ¥19,687 million and ¥19,717 million, respectively.

The acquisition cost and market value of available-for-sale securities that were publicly traded as of 30th September, 2004 were ¥8,674 million and ¥19,025 million, respectively.

4.Property and equipment

Property and equipment as of 30th September, 2003 and 2004 consisted of the following:

	millions of yen		thousands of U.S. dollars (Note 1(1))
	2003	**2004**	**2004**
Buildings and structures	¥ 36,724	**¥ 35,613**	**$ 320,691**
Others	18,415	**15,118**	**136,137**
	55,139	**50,731**	**456,828**
Less: Accumulated depreciation	(27,430)	**(25,630)**	**(230,797)**
	27,709	**25,101**	**226,031**
Land	15,597	**13,908**	**125,242**
	¥ 43,306	**¥ 39,009**	**$ 351,273**

5.Segment information

The Group operates principally in four segments: computer services, financial services, securities services, prepaid card sales. (Changed segmentation in current interim period)

Segment	Major products and services
Computer services	Software development, systems integration, facilities management and other related services Computer and other product sales and information technology related engineering, intelligent buildings lease
Financial services	Investment in venture companies, investment in anonymous associations, real estate and others, management of investment trust
Securities services	Securities business and other related services
Prepaid card sales	Issuance and settlement of prepaid cards, development and sales of card systems

Change in Business Segments

In reflection of Group reorganization, full-scale entry into financial services, and entry to the Securities services through the acquisition of shares in Cosmo Securities Co., Ltd., business segments are being changed from the interim period under review onwards. The four former categories of Computer services, Computer and other product sales, Prepaid card sales, and Others have been changed to the four categories of Computer services, Financial services, Securities services, and Prepaid card sales.

Key changes within the segment are as follows.

1) *Computer* and *other product sales*, and the intelligent buildings lease component of *Others* have been combined with the former *Computer services* segment to form a revised *Computer services* segment.
2) *Financial services* components (investment in venture companies and investment in anonymous associations) of the previous *Others* segment have been included in a new independent category *Financial services*.
3) A new *Securities services* segment has been established.

The segment information of the Group for the six months ended 30th September, 2003 and 2004 classified by segment is presented below:

	millions of yen						
	For the six months ended 30th September, 2003						
	Computer services	Financial services	Securities services	Prepaid card sales	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	¥ 142,267	¥ 1,644	¥ -	¥ 26,499	¥ 170,410	¥ -	¥ 170,410
Inter-segment sales/transfers	180	1	-	4	185	(185)	-
Total	142,447	1,645	-	26,503	170,595	(185)	170,410
Costs and expenses	132,865	958	-	26,048	159,871	(170)	159,701
Operating income	¥ 9,582	¥ 687	¥ -	¥ 455	¥ 10,724	¥ (15)	¥ 10,709

Note: Information by Business Segment for the six months ended 30th September, 2003 is modified in the new Business Segments for useful information.

	millions of yen						
	For the six months ended 30th September, 2004						
	Computer services	Financial services	Securities services	Prepaid card sales	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	¥ 137,012	¥ 3,315	¥ 10,098	¥ 25,340	¥ 175,765	¥ -	¥ 175,765
Inter-segment sales/transfers	193	-	0	23	216	(216)	-
Total	137,205	3,315	10,098	25,363	175,981	(216)	175,765
Costs and expenses	127,834	2,023	9,227	25,025	164,109	(149)	163,960
Operating income	¥ 9,371	¥ 1,292	¥ 871	¥ 338	¥ 11,872	¥ (67)	¥ 11,805

	thousands of U.S. dollars (Note 1(1))						
	For the six months ended 30th September, 2004						
	Computer services	Financial services	Securities services	Prepaid card sales	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	$1,233,787	$ 29,853	$ 90,934	$ 228,184	$ 1,582,758	$ -	$ 1,582,758
Inter-segment sales/transfers	1,736	-	0	212	1,948	(1,948)	-
Total	1,235,523	29,853	90,934	228,396	1,584,706	(1,948)	1,582,758
Costs and expenses	1,151,140	18,221	83,089	225,346	1,477,796	(1,342)	1,476,454
Operating income	$ 84,383	$ 11,632	$ 7,845	$ 3,050	$ 106,910	$ (606)	$ 106,304

Segment information for geographic locations is omitted for the six months ended 30th September, 2003 and 2004 since total sales for "Japan" segment exceeded 90 percent of total sales in each of such period. Information regarding overseas sales were omitted for the six months ended 30th September, 2003 and 2004 since total overseas sales were less than 10 percent of consolidated total sales in each of such period.

6.Subsequent events

(1) Merger of consolidated subsidiary

On 25th October, 2004 NextCom K.K. ("NextCom"), a consolidated subsidiary of the Company, signed a memorandum of agreement to merge with ADAM NET LTD. and BSI Co., Ltd. The merger date is 11th December, 2004, with NextCom as the continuing entity.

The merger of NextCom will mean that from the second half of the current fiscal year NextCom will become an affiliated company of the Company, accounted for under the equity method. The decreased equity held in the company will give rise to a Dilution loss.

(2) Purchase of treasury stock

The Company decided on the purchase of treasury stock by ToSTNeT-2 by resolution of the Board of Directors at 11th November, 2004, and acquired 888,100 stocks (acquisition value: 3,809 million yen), at 12th November, 2004.

And The Company decided on the purchase of treasury stock by resolution of the Board of Directors at 10th December, 2004. The outline of the plan is as follows:

a	Reason for repurchase	To improve capital efficiency and to implement flexible capital policies
b	Class of shares to be repurchased	Ordinary shares
c	Maximum number of shares to be repurchased	2,200,000 shares
d	Maximum total value of shares to be acquired	10,000 million yen
e	Period of purchase	11th December, 2004 — 23rd March, 2005
f	Method of purchase	Not yet determined

Non-consolidated Balance Sheets (Unaudited)

CSK CORPORATION
As of 30th September, 2003 and 2004

	millions of yen		thousands of U.S. dollars (Note 1(1))
ASSETS	2003	**2004**	**2004**
Current assets:			
Cash	¥ 12,732	**¥ 45,716**	**$ 411,673**
Notes and accounts receivable	23,884	**27,038**	**243,474**
Inventories	5,617	**6,149**	**55,369**
Short-term loans to subsidiaries and affiliates	13,335	**36,923**	**332,487**
Other current assets	11,106	**9,968**	**89,767**
Allowance for doubtful accounts	(73)	**(41)**	**(370)**
Total current assets	66,601	**125,753**	**1,132,400**
Property and equipment, net of accumulated depreciation	29,387	**29,864**	**268,928**
Deferred charges and intangible assets	11,060	**10,975**	**98,828**
Investments and other assets:			
Investments in securities	6,503	**6,588**	**59,327**
Investments in subsidiaries and affiliates	88,072	**69,932**	**629,730**
Investments in partnerships	1,085	**3,531**	**31,798**
Long-term loans to subsidiaries and affiliates	2,829	**6,028**	**54,284**
Prepaid pension costs	-	**4,639**	**41,770**
Deferred income taxes	30,983	**10,887**	**98,035**
Fixed leasehold deposits	6,331	**6,879**	**61,948**
Other assets	2,187	**2,060**	**18,548**
Allowance for doubtful accounts	(2,119)	**(1,301)**	**(11,714)**
Total investments and other assets	135,871	**109,243**	**983,726**
Total assets	¥ 242,919	**¥ 275,835**	**$ 2,483,882**

LIABILITIES AND SHAREHOLDERS' EQUITY	millions of yen 2003	millions of yen 2004	thousands of U.S. dollars (Note 1(1)) 2004
Current liabilities:			
Accounts payable	¥ 12,201	¥ 12,472	$ 112,313
Short-term bank loans payable	17,828	8,000	72,040
Accrued expenses	2,665	2,711	24,414
Accrued income taxes	42	442	3,982
Accrued consumption taxes	168	367	3,303
Deposits received	18,189	17,337	156,114
Accrued bonuses to employees	3,110	3,520	31,697
Allowance for relocation loss	165	531	4,778
Allowance for loss on liquidation of investments in subsidiaries	412	-	-
Other current liabilities	2,128	2,746	24,728
Total current liabilities	56,908	48,126	433,369
Long-term liabilities:			
Long-term debt	76,500	70,500	634,849
Accrued employees' retirement benefits	3,913	-	-
Accrued directors' retirement benefits	134	113	1,018
Other long-term liabilities	744	574	5,171
Total long-term liabilities	81,291	71,187	641,038
Shareholders' equity:			
Common stock-			
Authorized: 298,000,000 shares at 30th September, 2003 and 2004, respectively			
Issued: 76,489,811 and 76,688,731 shares at 30th September, 2003 and 2004, respectively	69,051	69,410	625,035
Capital surplus	33,575	32,524	292,881
Retained earnings	2,489	53,153	478,639
Unrealized gains on securities	225	2,427	21,853
Treasury stock, at cost	(620)	(992)	(8,933)
Total shareholders' equity	104,720	156,522	1,409,475
Total liabilities and shareholders' equity	¥ 242,919	¥ 275,835	$ 2,483,882

Non-consolidated Statements of Income (Unaudited)

CSK CORPORATION

For the six months ended 30th September, 2003 and 2004

	millions of yen		thousands of U.S. dollars (Note 1(1))
	2003	2004	2004
Sales and operating revenue:			
Computer services	¥ 44,849	¥ 49,919	$ 449,519
Computer and other product sales	17,212	23,364	210,389
Rental	786	777	6,994
	62,847	74,060	666,902
Operating costs	51,750	61,782	556,344
Selling, general and administrative expenses	7,374	7,671	69,075
	59,124	69,453	625,419
Operating income	3,723	4,607	41,483
Other income (expenses):			
Interest and dividend income	1,001	1,742	15,684
Interest expenses	(424)	(331)	(2,981)
Gain on sales of investments in securities	3,502	11,554	104,047
Gain on sales of investments in subsidiaries and affiliates	-	35,481	319,509
Loss on write-down of investments in securities	(12)	(2,070)	(18,638)
Provision for allowance for loss on liquidation of investments in subsidiaries	(412)	-	-
Provision for accrued directors' retirement benefits	(134)	-	-
Others, net	(2,745)	(530)	(4,775)
Income before income taxes	4,499	50,453	454,329
Income taxes:			
Current	43	(43)	(383)
Deferred	1,967	16,025	144,302
Net income	¥ 2,489	¥ 34,471	$ 310,410

	yen		U.S. dollar (Note 1(1))
Per share information:			
Basic earnings per share	¥ 32.97	¥ 453.01	$ 4.08
Cash dividends	¥ 6.00	¥ -	$ -

Directors, Auditors and Executive Officers

As of 1st October, 2004

Directors



Director & Chairman of
Group Management Committee
Masahiro Aozono



Chairman &
Chief Executive Officer (CEO)
Yoshito Fukuyama



Representative Director
Teiichi Aruga



Representative Director &
Chief Financial Officer (CFO)
Takahiro Suzuki



Director
Makoto Sakagawa



Director
Keiji Azuma



Director
Naotaka Murasumi



Director
Yoshiro Hayashi *

* Outside Director

Auditors

Statutory Auditor	**Masatoshi Toriihara** **Masayuki Ishihara** **	Auditor	**Yoshiyuki Minegishi** ** **Hidetoshi Masunaga** **

** Outside Auditors

Executive Officers

President & Chief Operating Officer (COO)	**Yoshinobu Hayashi**	Executive Officer	**Hisatoshi Kawamoto** **Tooru Tanihara** **Shigeru Ando** **Takashi Mizuno** **Taku Tamura** **Toshiyuki Kitadani** **Tatsuyasu Kumazaki** **Toshiaki Kudo** **Nobuaki Inoshima**
Executive Vice President	**Hiromichi Tabata** **Shozo Hirose**		
Senior Managing Executive Officer	**Katsushi Toki**		
Managing Executive Officer	**Masahiko Suzuki** **Takahiro Suzuki** **Takeshi Nakanishi** **Osamu Takemura**		

Corporate Information

As of 30th September, 2004

Company Name	CSK CORPORATION
Established	7th October, 1968
Stock Listing	First Section of Tokyo Stock Exchange (Listed on 1st March, 1985) Nasdaq NM (Listed on 29th August, 1983)
Paid-In Capital	¥69,410 million
Total Number of Employees	4,467
URL	http://www.csk.co.jp/
Transfer Agent and Registrar	The Sumitomo Trust & Banking Co., Ltd. Head Office: 4-5-33, Kitahama, Chuo-ku, Osaka 540-8639, Japan Tokyo Stock Transfer Agency Department: 1-4-4, Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan Mailing Address: 1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan Stockholder Registration Contract Number: +81-42-351-2211 +81-6-6833-4700 URL: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Depositary for ADRs	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. Phone: +1-212-815-2218 U.S. toll free: +1-888-269-2377

Mission Statement

Mission Statement	Provision of service is our ultimate corporate mission
Management Philosophy	•To be sensitive to changes and respond flexibly to them •To fulfill our social mission •To connect our corporate objectives with those of individual employees
Service Ethos	•To provide customers with technologies that will always satisfy them •To offer advanced and specialized technologies •To work accurately, speedily and efficiently •To always keep customers' benefits in mind and provide them with appropriate advice

CSK

http://www.csk.co.jp/

For more information on CSK, please contact
CSK Public Relations Office IR Section
Phone: +81-3-6438-3051
E-mail: IR_sp@cii.csk.co.jp